Exhibit 99.3

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)	September 30, 2009	December 31, 2008
Assets
Current assets
Accounts receivable and other	$166,505	$173,341
Fair value of risk management contracts [Note 14]	9,513	36,087
Prepaid expenses and deposits	11,651	11,843
Inventories [Note 4]	86,830	55,788
	274,499	277,059

Property, plant and equipment [Note 5]	4,061,354	4,468,505
Intangible assets [Note 6]	87,949	106,002
Goodwill [Note 7]	-	893,841
	$4,423,802	$5,745,407

Liabilities and Unitholders’ Equity
Current liabilities
Bank loan [Note 9]	$1,050,850	$-
Accounts payable and accrued liabilities	202,080	210,097
Cash distribution payable	9,084	47,160
Current portion of convertible debentures	-	2,513
Fair value deficiency of risk management contracts [Note 14]	926	235
	1,262,940	260,005

Bank loan [Note 9]	-	1,226,228
7 7/8% Senior notes	263,499	298,210
Convertible debentures [Note 10]	834,563	825,246
Asset retirement obligation [Note 8]	286,077	277,318
Employee future benefits [Note 13]	9,756	10,551
Deferred credit	335	522
Future income tax	189,903	203,998

Unitholders’ equity
Unitholders’ capital [Note 11]	4,067,307	3,897,653
Equity component of convertible debentures	84,089	84,100
Contributed surplus	6,444	6,433
Accumulated income	(463,728)	458,884
Accumulated distributions	(2,047,331)	(1,891,674)
Accumulated other comprehensive income	(70,052)	87,933
	1,576,729	2,643,329
	$4,423,802	$5,745,407

Commitments, contingencies and guarantees [Note 16]
Subsequent events [Note 17]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(thousands of Canadian dollars, except per Trust Unit amounts)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Revenue
Petroleum, natural gas, and refined product sales	$1,027,648	$1,670,463	$2,374,468	$4,809,107
Royalty expense	(35,794)	(73,268)	(88,522)	(212,482)
	991,854	1,597,195	2,285,946	4,596,625

Expenses
Purchased products for processing and resale	731,872	1,099,963	1,436,564	3,220,513
Operating	113,198	131,640	376,045	401,593
Transportation and marketing	8,186	12,415	20,803	36,790
General and administrative [Note 12]	10,496	2,493	27,639	28,280
Realized net (gains) losses on risk management	(8,046)	94,498	(53,018)	225,216
contracts [Note 14]
Unrealized net losses (gains) on risk management
contracts [Note 14]	2,075	(359,654)	27,265	6,331
Interest and other financing charges on short term
debt, net	3,394	32	5,929	233
Interest and other financing charges on long term
debt	25,506	38,063	85,082	109,113
Depletion, depreciation, amortization and	127,301	124,795	403,192	379,834
accretion
Goodwill impairment [Note 7]	677,612	-	884,077	-
Currency exchange (gain) loss	2,450	7,662	(6,442)	22,372
Large corporations tax (recovery) and other tax	(530)	(25)	(546)	471
Future income tax expense	12,037	149,525	1,968	32,500
	1,705,551	1,301,407	3,208,558	4,463,246
Net (loss) income for the period	(713,697)	295,788	(922,612)	133,379

Other comprehensive income
Cumulative translation adjustment	(86,881)	56,628	(157,985)	102,607
Comprehensive (loss) income for the period	$(800,578)	$352,416	$(1,080,597)	$235,986

Net (loss) income per Trust Unit, basic [Note 11]	$(3.95)	$1.93	$(5.46)	$0.88
Net (loss) income per Trust Unit, diluted [Note 11]	$(3.95)	$1.73	$(5.46)	$0.88

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)

		Equity				Accumulated
		Component of				Other
	Unitholders’	Convertible	Contributed	Accumulated	Accumulated	Comprehensive
(thousands of Canadian dollars)	Capital	Debentures	Surplus	Income (Loss)	Distributions	Income (Loss)
At December 31, 2007	$3,736,080	$39,537	$-	$246,865	$(1,340,349)	$(196,759)
Equity component of convertible
debenture issuances
7.5% Debentures Due 2015	-	51,000	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	32	-	-	-	-	-
8% Debentures Due 2009	141	(1)	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Redemption of convertible debentures
10.5% Debentures Due 2008	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and
other	1,350	-	-	-	-	-
Issue costs	(2,330)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	102,607
Net income	-	-	-	133,379	-	-
Distributions and distribution
reinvestment plan	106,515	-	-	-	(410,678)	-
At September 30, 2008	$3,866,050	$84,100	$6,433	$380,244	$(1,751,027)	$(94,152)

At December 31, 2008	$3,897,653	$84,100	$6,433	$458,884	$(1,891,674)	$87,933
Issued for cash
June 4, 2009	126,509
Issued for corporate acquisition	4,618
Redemption of convertible debentures
9% Debentures Due 2009	944	-	-	-	-	-
8% Debentures Due 2009	1,588	(11)	11	-	-	-
Exercise of unit appreciation rights and
other	338	-	-	-	-	-
Issue costs, net of tax	(5,940)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	(157,985)
Net loss	-	-	-	(922,612)	-	-
Distributions and distribution
reinvestment plan	41,597	-	-	-	(155,657)	-
At September 30, 2009	$4,067,307	$84,089	$6,444	$(463,728)	$(2,047,331)	$(70,052)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(thousands of Canadian dollars)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Cash provided by (used in)
Operating Activities
Net (loss) income for the period	$(713,697)	$295,788	$(922,612)	$133,379
Items not requiring cash
Depletion, depreciation, amortization and accretion	127,301	124,795	403,192	379,834
Impairment of goodwill [Note 7]	677,612	-	884,077	-
Unrealized currency exchange (gain) loss	820	1,528	(9,876)	15,072
Non-cash interest expense and amortization of	3,704	4,000	11,488	10,040
finance charges
Unrealized net losses (gains) on risk management	2,075	(359,654)	27,265	6,331
contracts [Note 14]
Future income tax expense	12,037	149,525	1,968	32,500
Unit based compensation expense (recovery)	653	(6,653)	194	714
Employee benefit obligation	(53)	(404)	(795)	(67)
Other non-cash items	2	3	(20)	(33)
Settlement of asset retirement obligations [Note 8]	(3,658)	(3,006)	(8,672)	(6,761)
Change in non-cash working capital	(7,817)	(72,429)	10,394	(98,862)
	98,979	133,493	396,603	472,147

Financing Activities
Issue of Trust Units, net of issue costs	(25)	(150)	119,412	(2,329)
Issue of convertible debentures, net of issue costs	-	-	-	241,600
Bank (repayments) borrowings, net	(59,589)	165,348	(188,116)	(78,868)
Cash distributions	(20,665)	(102,825)	(114,060)	(302,299)
Change in non-cash working capital	14,326	5,930	(33,642)	9,601
	(65,953)	68,303	(216,406)	(132,295)

Investing Activities
Additions to property, plant and equipment	(20,400)	(86,297)	(189,334)	(220,182)
Business acquisitions	(998)	(36,756)	(998)	(36,756)
Property dispositions (acquisitions), net	1,764	(95,374)	62,492	(90,825)
Change in non-cash working capital	(12,675)	17,280	(51,003)	9,295
	(32,309)	(201,147)	(178,843)	(338,468)

Change in cash and cash equivalents	$717	$649	$1,354	$1,384

Effect of exchange rate changes on cash	(717)	(649)	(1,354)	(1,384)

Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$-	$-	$-	$-

Interest paid	$19,823	$32,784	$57,343	$76,282
Large corporation tax and other tax (received) paid, net	$(530)	$(10)	$(546)	$561

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2009
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.	Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the “Trust” or “Harvest”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2008 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.	Change in Accounting Policy

Effective January 1, 2009, Harvest adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard “Goodwill and Intangible Assets”, section 3064 which replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of this standard had no impact on the consolidated financial statements.

3.	Acquisitions

On August 11, 2009, Harvest acquired approximately 93.5% of the issued and outstanding class A shares of Pegasus Oil & Gas Inc. in exchange for 0.015 units of Harvest for each Pegasus Class A Share and approximately 90.6% of the issued and outstanding class B shares of Pegasus in exchange for 0.15 units of Harvest for each Pegasus Class B Share for total consideration of approximately $4.6 million plus the assumption of $13.9 million of debt. This amount consisted of the issuance of 670,288 Trust Units at an ascribed price of $6.89 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of June 15, 2009. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date.

4.	Inventories

	September 30, 2009	December 31, 2008
Petroleum products
Upstream – pipeline fill	$79	$603
Downstream	82,092	50,311
	82,171	50,914
Parts and supplies	4,659	4,874
Total inventories	$86,830	$55,788

5.	Property, Plant and Equipment

	September 30, 2009			December 31, 2008
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,808,178	$1,344,180	$6,152,358	$4,710,725	$1,493,039	$6,203,764
Accumulated depletion and depreciation	(1,897,967)	(193,037)	(2,091,004)	(1,572,449)	(162,810)	(1,735,259)
Net book value	$2,910,211	$1,151,143	$4,061,354	$3,138,276	$1,330,229	$4,468,505

General and administrative costs of $2.9 million (2008 – $1.4 million) have been capitalized during the three months ended September 30, 2009, of which $0.1 million (2008 – recovery of $1.3 million) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. For the nine months ended September 30, 2009, $8.1 million (2008 - $7.9 million) of general and administrative costs have been capitalized, of which approximately $40,000 (2008 – $0.3 million) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

6.	Intangible Assets

	September 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Engineering drawings	$95,292	$(14,095)	$81,197	$108,402	$(11,969)	$96,433
Marketing contracts	6,627	(2,813)	3,814	7,539	(2,480)	5,059
Customer lists	4,013	(1,187)	2,826	4,564	(1,008)	3,556
Fair value of office lease	931	(819)	112	931	(652)	279
Financing costs	7,300	(7,300)	-	7,300	(6,625)	675
Total	$114,163	$(26,214)	$87,949	$128,736	$(22,734)	$106,002

7.	Goodwill Impairment

Harvest assesses goodwill for impairment annually, or more frequently if events or changes in circumstances warrant. At June 30, 2009, it was determined that an impairment test was required due to expectations of lower refining margins and the probable deferral of certain future capital expenditures. Harvest completed a two-step process to determine whether the goodwill of the Downstream reporting unit was impaired. The first step of the impairment test involves comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value was determined using a discounted cash flow approach which incorporated management’s expectations of future throughput and expenses and the forward curve for refined product crack spreads. At June 30, 2009, the fair value of the Downstream reporting unit was below its carrying value, indicating a potential impairment. The second step requires the fair value of goodwill be determined by valuing a reporting unit’s net assets in the same manner as allocating a purchase price in a business combination. It was determined that the goodwill associated with the Downstream reporting unit was fully impaired and a charge of $206.5 million was recorded in the financial results at June 30, 2009.

At September 30, 2009, it was determined that an impairment test was required for the Upstream reporting unit due to the reasonable expectation that a significant portion, or all, of the reporting unit would be sold. The Arrangement Agreement with the Korea National Oil Corporation, announced on October 21, 2009, has been considered to be a fair value for all of the issued and outstanding Trust Units of Harvest from which a fair value of the Upstream reporting unit could be reasonably determined. Based on this, it was determined that the fair value of the Upstream reporting unit was below its carrying value as at September 30, 2009, indicating a potential impairment. Subsequently, the fair value of the Upstream goodwill was determined by valuing the reporting unit’s net assets in the same manner as allocating a purchase price in a business combination. It was determined that the goodwill associated with the Upstream reporting unit was fully impaired and a charge of $677.6 million was recorded at September 30, 2009.

8.	Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,181 million which will be incurred between 2009 and 2058. The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:
	September 30, 2009	December 31, 2008
Balance, beginning of period	$277,318	$213,529
Incurred on acquisition of a private corporation	-	1,900
Incurred on acquisition of Pegasus Oil & Gas Inc.	1,411	-
Liabilities incurred	443	4,371
Revision of estimates	-	49,395
Net liabilities acquired (settled) through acquisition (disposition)	(2,538)	910
Liabilities settled	(8,672)	(11,418)
Accretion expense	18,115	18,631
Balance, end of period	$286,077	$277,318

9.	Bank Loan

At September 30, 2009, Harvest had $1,050.9 million drawn of the $1.6 billion available under the Credit Facility ($1,226.2 million drawn at December 31, 2008) which matures on April 30, 2010.

The Credit Facility is secured by a $2.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances including an event of default. The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% Senior Notes and Convertible Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes described (as described in Note 11 in the consolidated financial statements for the year ended December 31, 2008), availability is subject to the following quarterly financial covenants:

	Covenant	As at September 30, 2009
Secured debt to EBITDA	3.0 to 1.0 or less	1.8
Total senior debt to EBITDA	3.5 to 1.0 or less	2.2
Secured debt to Capitalization	50% or less	28%
Total senior debt to Capitalization	55% or less	35%

For the three and nine months ended September 30, 2009, Harvest’s average interest rate on advances under the Credit Facility was 1.20% (2008 – 3.92%) and 1.52% (2008 – 4.29%) respectively.

10.	Convertible Debentures

At September 30, 2009, Harvest had five series of Convertible Unsecured Subordinated Debentures outstanding, the details of which have been outlined in Harvest’s consolidated financial statements for the year ended December 31, 2008.

The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:
	September 30, 2009			December 31, 2008
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)	Fair Value
9% Debentures Due 2009	$-	$-	$-	$944 $	940	$984
8% Debentures Due 2009	-	-	-	1,588	1,573	1,540
6.5% Debentures Due 2010	37,062	35,978	36,691	37,062	35,387	29,650
6.4% Debentures Due 2012	174,626	170,353	150,178	174,626	169,455	75,089
7.25% Debentures Due 2013	379,256	361,258	306,439	379,256	358,533	166,835
7.25% Debentures Due 2014	73,222	68,221	59,310	73,222	67,549	36,611
7.5% Debentures Due 2015	250,000	198,753	197,500	250,000	194,322	107,500
	$914,166	$834,563	$750,118	$916,698 $	827,759	$418,209
(1) Excluding the equity component.

11.	Unitholders' Capital

	(a)	Authorized

The authorized capital consists of an unlimited number of Trust Units.

	(b)	Number of Units Issued

	Nine months ended September 30
	2009	2008
Outstanding, beginning of period	157,200,701	148,291,170
Issued for cash
June 4, 2009 at $7.30 per Trust Unit	17,330,000	-
Issued for corporate acquisition	670,288	-
Convertible debenture conversions
9% Debentures Due 2009	-	2,310
8% Debentures Due 2009	-	8,710
10.5% Debentures Due 2008	-	344
Redemption of convertible debentures
10.5% Debentures Due 2008	-	1,166,593
9% Debentures Due 2009	136,906	-
8% Debentures Due 2009	259,184	-
Distribution reinvestment plan issuance	6,260,780	4,976,758
Exercise of unit appreciation rights and other	72,813	61,791
Outstanding, end of period	181,930,672	154,507,676

(c) Per Trust Unit Information

The following tables summarize the net income (loss) and Trust Units used in calculating income per Trust Unit:

Net income adjustments	Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008
Net (loss) income, basic	$(713,697)	$295,788	$(922,612)	$133,379
Interest on Convertible Debentures	-	19,322	-	-
Net (loss) income, diluted(1)	$(713,697)	$315,110	$(922,612)	$133,379

Weighted average Trust Units	Three months ended			Nine months ended
adjustments		September 30		September 30
	2009	2008	2009	2008
Number of Units
Weighted average Trust Units
outstanding, basic	180,786,576	153,605,340	168,967,859	151,826,541
Effect of Convertible Debentures	-	28,748,036	-	-
Effect of Employee Unit Incentive Plans	-	-	-	267,719
Weighted average Trust Units
outstanding, diluted(2)	180,786,576	182,353,376	168,967,859	152,094,260

(1)

Net (loss) income, diluted excludes the impact of the conversions of certain of the Convertible Debentures for the three and nine months ended September 30, 2009 of $19.6 million and $58.3 million respectively (2008 - nil and $50.1 million) as the impact would be anti-dilutive.

(2)

Weighted average Trust Units outstanding, diluted for the three and nine months ended September 30, 2009 does not include the unit impact of 28,840,220 and 28,915,945 respectively for certain of the Convertible Debentures (2008 – nil and 25,056,361) and nil for the three and nine months ended September 30, 2009 (2008 – 302,269 and nil respectively) for the Employee Unit Incentive Plans as the impact would be anti- dilutive.

12.	Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

The following summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	Nine months ended September 30, 2009		Year ended December 31, 2008
	Unit		Unit
	Appreciation	Weighted Average	Appreciation	Weighted Average
	Rights	Exercise Price	Rights	Exercise Price
Outstanding, beginning of period	8,037,466	$21.19	3,823,683	$30.74
Granted	122,250	8.02	5,244,102	15.68
Exercised	(2,500)	18.90	(68,675)	25.67
Forfeited	(572,243)	22.17	(961,644)	28.80
Outstanding before exercise price reductions	7,584,973	20.94	8,037,466	21.19
Exercise price reductions	-	(5.28)	-	(4.45)
Outstanding, end of period	7,584,973	$15.66	8,037,466	$16.74
Exercisable before exercise price reductions	17,150	$15.35	85,200	$22.60
Exercise price reductions	-	(15.07)	-	(15.49)
Exercisable, end of period	17,150	$0.28	85,200	$7.11

The following table summarizes information about Unit Appreciation Rights outstanding at September 30, 2009.

		Outstanding			Exercisable
			Weighted			Weighted
			Average			Average
Exercise Price	Exercise Price		Exercise Price	Remaining		Exercise Price
before price	net of price	At Sep 30,	net of price	Contractual	At Sep 30,	net of price
reductions	reductions	2009	reductions(1)	Life (1)	2009(2)	reductions(1)
$4.84 - $5.87	$4.54 - $5.72	32,250	$5.34	4.6	-	$-
$6.74 - $9.31	$6.67 - $8.66	46,200	8.02	4.5	-	-
$10.39 - $12.51	$8.54 - $11.26	2,998,900	9.44	4.2	-	-
$14.99 - $20.96	$0.01 - $18.74	174,500	15.72	3.4	16,250	0.01
$21.08 - $30.76	$3.92 - $24.47	2,998,140	18.38	2.8	900	5.15
$31.30 - $37.40	$18.18 - $27.84	1,334,983	24.01	1.6	-	-
$4.84 - $37.40	$0.01 - $27.84	7,584,973	$15.66	3.2	17,150	$0.28

(1)	Based on weighted average Unit Appreciation Rights outstanding.

(2)	Excludes unvested Unit Appreciation Rights and vested Unit Appreciation Rights that are out-of-the money at period end.

Unit Award Incentive Plan (“Unit Award Plan”)
The following table summarizes the Trust Units reserved for issuance under the Unit Award Incentive Plan:

Number	Nine months ended September 30, 2009	Year ended December 31, 2008
Outstanding, beginning of period	659,137	348,248
Granted	15,822	390,274
Adjusted for distributions	97,891	75,310
Exercised	(91,506)	(121,776)
Forfeitures	(27,675)	(32,919)
Outstanding, end of period	653,669	659,137
Exercisable, end of period	277,515	238,817

Harvest has recognized a compensation expense of $0.6 million and $0.3 million (2008 – recovery of $6.5 million and expense of $1.6 million), including a non cash compensation expense of $0.6 million and $0.2 million (2008 – recovery of $6.7 million and expense of $0.6 million), for the three and nine months ended September 30, 2009 respectively, related to the Trust Unit Rights Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

13.	Employee Future Benefit Plans

Defined Benefit Plans

The table below shows the components of the net benefit plan expense:

	Three months ended		Three months ended
	September 30, 2009		September 30, 2008
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$296	$54	$838	$92
Interest costs	774	98	668	87
Expected return on assets	(660)	-	(698)	-
Amortization of net actuarial gains	(3)	-	-	-
Net benefit plan expense	$407	$152	$808	$179

	Nine months ended		Nine months ended
	September 30, 2009		September 30, 2008
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$887	$162	$2,515	$276
Interest costs	2,322	294	2,003	261
Expected return on assets	(1,981)	-	(2,094)	-
Amortization of net actuarial gains	(7)	-	-	-
Net benefit plan expense	$1,221	$456	$2,424	$537

14.	Financial Instruments and risk management contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt. The Trust’s financial risk exposure and risk management strategies have not changed significantly from those described in the consolidated financial statements for the year ended December 31, 2008 in Note 20 as filed on SEDAR at www.sedar.com.

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, cash distribution payable, a credit facility, risk management contracts, Convertible Debentures and the 7 7/8 % Senior Notes.

At September 30, 2009, the net fair value reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $8.6 million (December 31, 2008 - $35.9 million), which was included in the balance sheet as follows: fair value of risk management contracts (current assets) $9.5 million, fair value deficiency of risk management contracts (current liabilities) $0.9 million.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at September 30, 2009:

Quantity	Type of Contract	Term	Average Price		Fair value
Currency Exchange Rate Risk Management
$5,000,000/month	U.S./Cdn dollar exchange rate swap	Oct. 09 – Dec. 09	1.288 Cdn/U.S.		$3,264
$10,000,000/month	U.S./Cdn dollar exchange rate swap	Oct. 09 – Dec. 09	1.279 Cdn/U.S.		6,249
					$9,513
Natural Gas Price Risk Management
251 GJ/d	Fixed price – natural gas contract	Oct. 09 – Dec. 09	Cdn $3.48	(a)	$(7)
Electricity Price Risk Management
10 MWh	Electricity price swap contracts	Oct. 09 – Dec. 09	Cdn $61.90		$(17)
25 MWh	Electricity price swap contracts	Jan. 10 – Dec. 10	Cdn $59.22		(902)
					$(919)
Total net fair value of risk management contracts					$8,587

(a) This contract contains an annual escalation factor such that the fixed price is adjusted each year.

For the three and nine months ended September 30, 2009, the total unrealized losses recognized in the consolidated statement of income and comprehensive income was $2.1 million and $27.3 million respectively (2008 – gains of $359.7 million and losses of $6.3 million), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

15.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	Three months ended Sep 30		Three months ended Sep 30		Three months ended Sep 30
	2009	2008	2009	2008	2009	2008
Revenue(2)	$800,728	$1,214,898	$226,920	$455,565	$1,027,648	$1,670,463
Royalties	-	-	(35,794)	(73,268)	(35,794)	(73,268)
Less:
Purchased products for resale and processing	731,872	1,099,963	-	-	731,872	1,099,963
Operating	52,868	58,326	60,330	73,314	113,198	131,640
Transportation and marketing	3,617	8,560	4,569	3,855	8,186	12,415
General and administrative	490	345	10,006	2,148	10,496	2,493
Depletion, depreciation, amortization and accretion	18,299	17,195	109,002	107,600	127,301	124,795
Goodwill impairment(4)	-	-	677,612	-	677,612	-
	$(6,418)	$30,509	$(670,393)	$195,380	(676,811)	225,889
Realized net gains (losses) on risk management contracts					8,046	(94,498)
Unrealized net (losses) gains on risk management contracts					(2,075)	359,654
Interest and other financing charges on short term debt, net					(3,394)	(32)
Interest and other financing charges on long term debt					(25,506)	(38,063)
Currency exchange loss					(2,450)	(7,662)
Large corporations tax recovery (expense) and other tax					530	25
Future income tax expense					(12,037)	(149,525)
Net (loss) income					$(713,697)	$295,788

Total Assets(3)	$1,388,215	$1,670,107	$3,026,074	$3,982,397	$4,423,802	$5,659,227
Capital Expenditures
Development and other activity	$7,945	$17,199	$12,455	$69,098	$20,400	$86,297
Business acquisitions	-	-	998	36,756	998	36,756
Property acquisitions (dispositions), net	-	-	(1,764)	95,374	(1,764)	95,374
Total expenditures	$7,945	$17,199	$11,689	$201,228	$19,634	$218,427
Property, plant and equipment
Cost	$1,344,180	$1,282,947	$4,808,178	$4,573,654	$6,152,358	$5,856,601
Less: Accumulated depletion, depreciation, and amortization	(193,037)	(125,674)	(1,897,967)	(1,457,849)	(2,091,004)	(1,583,523)
Net book value	$1,151,143	$1,157,273	$2,910,211	$3,115,805	$4,061,354	$4,273,078
Goodwill(4)
Beginning of period	$-	$181,025	$677,612	$676,795	$677,612	$857,820
Addition to goodwill	-	7,900	-	817	-	8,717
Impairment of goodwill	-	-	(677,612)	-	(677,612)	-
End of period	$-	$188,925	$-	$677,612	$-	$866,537

(1)	Accounting policies for segments are the same as those described in the consolidated financial statements for the year ended December 31, 2008 in Note 2 as filed on SEDAR at www.sedar.com.

(2)

Of the total downstream revenue for the three months ended September 30, 2009, two customers represent sales of $507.9 million and $140.7 million respectively (2008 - $769.9 million and $193.1 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis includes $9.5 million (2008 – $6.7 million) relating to the fair value of risk management contracts.

(4)	A goodwill impairment charge of $677.6 million for the upstream segment was recognized at September 30, 2009 (see Note 7).

(5)	There is no intersegment activity.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	Nine months ended Sep 30		Nine months ended Sep 30		Nine months ended Sep 30
	2009	2008	2009	2008	2009	2008
Revenue(2)	$1,742,513	$3,504,443	$631,955	$1,304,664	$2,374,468	$4,809,107
Royalties	-	-	(88,522)	(212,482)	(88,522)	(212,482)
Less:
Purchased products for resale and processing	1,436,564	3,220,513	-	-	1,436,564	3,220,513
Operating	179,063	182,864	196,982	218,729	376,045	401,593
Transportation and marketing	9,718	26,558	11,085	10,232	20,803	36,790
General and administrative	1,365	1,514	26,274	26,766	27,639	28,280
Depletion, depreciation, amortization and accretion	59,559	50,438	343,633	329,396	403,192	379,834
Goodwill impairment(4)	206,465	-	677,612	-	884,077	-
	$(150,221)	$22,556	$(712,153)	$507,059	(862,374)	529,615
Realized net gains (losses) on risk management contracts					53,018	(225,216)
Unrealized net losses on risk management contracts					(27,265)	(6,331)
Interest and other financing charges on short term debt, net					(5,929)	(233)
Interest and other financing charges on long term debt					(85,082)	(109,113)
Currency exchange gain (loss)					6,442	(22,372)
Large corporations tax recovery (expense) and other tax					546	(471)
Future income tax expense					(1,968)	(32,500)
Net (loss) income					$(922,612)	$133,379

Total Assets(3)	$1,388,215	$1,670,107	$3,026,074	$3,982,397	$4,423,802	$5,659,227
Capital Expenditures
Development and other activity	$34,778	$31,845	$154,556	$188,337	$189,334	$220,182
Business acquisitions	-	-	998	36,756	998	36,756
Property acquisitions (dispositions), net	-	-	(62,492)	90,825	(62,492)	90,825
Total expenditures	$34,778	$31,845	$93,062	$315,918	$127,840	$347,763
Property, plant and equipment
Cost	$1,344,180	$1,282,947	$4,808,178	$4,573,654	$6,152,358	$5,856,601
Less: Accumulated depletion, depreciation, and amortization	(193,037)	(125,674)	(1,897,967)	(1,457,849)	(2,091,004)	(1,583,523)
Net book value	$1,151,143	$1,157,273	$2,910,211	$3,115,805	$4,061,354	$4,273,078
Goodwill(4)
Beginning of period	$216,229	$175,983	$677,612	$676,795	$893,841	$852,778
Addition (reduction) to goodwill	(9,764)	12,942	-	817	(9,764)	13,759
Impairment of goodwill	(206,465)	-	(677,612)	-	(884,077)	-
End of period	$-	$188,925	$-	$677,612	$-	$866,537

(1)	Accounting policies for segments are the same as those described in the consolidated financial statements for the year ended December 31, 2008 in Note 2 as filed on SEDAR at www.sedar.com.
(2)

Of the total downstream revenue for the nine months ended September 30, 2009, two customers represent sales of $1,081.7 million and $293.5 million respectively (2008 - $2,397.0 million and $487.2 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis includes $9.5 million (2008 – $6.7 million) relating to the fair value of risk management contracts.
(4)	A goodwill impairment charge of $206.5 million for the downstream segment was recognized at June 30, 2009 and $677.6 million for the upstream segment at September 30, 2009 (see Note 7).
(5)	There is no intersegment activity.

16.	Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at September 30, 2009:

(a) Canada Revenue Agency Assessment

In January 2009, Canada Revenue Agency issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million. The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis. A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed. The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing. The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable. Management along with our legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust. Harvest has filed a Notice of Objection with the CRA and filed a Notice of Appeal with the Tax Court. The CRA has advised that they will file their Reply/Statement of Defense shortly and Harvest has now scheduled examinations for discovery for December 2009.

The following is a summary of Harvest’s contractual obligations and commitments as at September 30, 2009:

Payments Due by Period
	2009	2010	2011	2012	2013	Thereafter	Total
Debt repayments (1)	-	1,050,850	267,675	-	-	-	1,318,525
Debt interest payments(2)	24,879	90,283	79,305	60,838	44,548	27,299	327,152
Capital commitments(3)	13,623	-	-	-	-	-	13,623
Operating leases(4)	2,138	7,195	6,326	2,369	588	581	19,197
Pension contributions(5)	1,700	7,038	7,179	7,322	7,469	7,618	38,326
Transportation agreements(6)	869	2,911	889	408	189	-	5,266
Feedstock commitments(7)	523,906	-	-	-	-	-	523,906
Contractual obligations	567,115	1,158,277	361,374	70,937	52,794	35,498	2,245,995

(1)	Assumes that the outstanding Convertible Debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.
(2)	Interest determined on bank loan balance using the rate effective at period end and by using the period end U.S. dollar exchange rate for the Senior Notes.
(3)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(4)	Relating to building and automobile leases.
(5)	Relating to expected contributions for employee benefit plans [see Note 13].
(6)	Relating to oil and natural gas pipeline transportation agreements.
(7)

Relating to crude oil feedstock purchases and related transportation costs. North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery.

17.	Subsequent Events

Subsequent to September 30, 2009, Harvest declared a distribution of $0.05 per unit for Unitholders of record on October 22, 2009 payable on November 16, 2009.

On October 13, 2009, Harvest announced that, through its wholly owned subsidiary North Atlantic Refining Limited, it had revised the terms of the Supply and Offtake Agreement with Vitol and extended this agreement for two years beginning on November 1, 2009. The revised agreement contains more favorable financing charges, fees, and product sales prices. Vitol will also provide feedstock procurement and shipping, finished product marketing and shipping, price risk management, administrative and back office services. The new terms also include the marketing of high sulfur fuel oil inventories which, along with other amendments, will increase the amount of working capital financing provided by Vitol.

On October 21, 2009, Harvest announced that it received an offer from the Korea National Oil Corporation for the purchase of all the issued and outstanding Harvest Trust Units at a price of $10.00 per Unit for total cash consideration of approximately $1.8 billion plus the assumption of $2.3 billion of debt, subject to Unitholder approval.

Between October 1, 2009 and November 6, 2009, an additional $46.0 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 16].

18.	Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.